UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    November 12, 2021

Financial Results

for the Six Months

ended September 30, 2021

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
			Change

Consolidated gross profit	1	1,431,285	53,914	1,377,371

Net interest income	2	712,197	80,137	632,060

Trust fees	3	2,630	377	2,253

Net fees and commissions	4	554,871	56,351	498,520

Net trading income	5	122,158	(17,176)	139,334

Net other operating income	6	39,427	(65,776)	105,203

General and administrative expenses	7	(875,934)	(39,513)	(836,421)

Equity in gains (losses) of affiliates	8	30,726	20,503	10,223

Consolidated net business profit	9	586,077	34,903	551,174

Total credit cost	10	(26,662)	173,539	(200,201)

Credit costs	11	(52,994)	153,565	(206,559)

Write-off of loans	12	(48,312)	6,035	(54,347)

Provision for reserve for possible loan losses	13	-	140,724	(140,724)

Others	14	(4,682)	6,805	(11,487)

Gains on reversal of reserve for possible loan losses	15	8,124	8,124	-

Recoveries of written-off claims	16	18,208	11,850	6,358

Gains (losses) on stocks	17	81,180	44,886	36,294

Other income (expenses)	18	(10,567)	30,405	(40,972)

Ordinary profit	19	630,028	283,734	346,294

Extraordinary gains (losses)	20	(3,268)	1,091	(4,359)

Gains (losses) on disposal of fixed assets	21	177	231	(54)

Losses on impairment of fixed assets	22	(3,265)	718	(3,983)

Income before income taxes	23	626,759	284,825	341,934

Income taxes - current	24	(112,720)	(25,016)	(87,704)

Income taxes - deferred	25	(54,679)	(71,001)	16,322

Profit	26	459,359	188,806	270,553

Profit attributable to non-controlling interests	27	(3,291)	(2,869)	(422)

Profit attributable to owners of parent	28	456,068	185,938	270,130

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2021		Mar. 31, 2021
			Change
Consolidated subsidiaries	29	177	-	177
Equity method affiliates	30	108	10	98

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
			Change
Gross banking profit	1	746,557	(2,005)	748,562
Gross domestic profit	2	394,536	49,401	345,135
Net interest income	3	298,730	27,089	271,641
Trust fees	4	956	84	872
Net fees and commissions	5	85,892	17,505	68,387
Net trading income	6	186	233	(47)
Net other operating income	7	8,770	4,488	4,282

Gains (losses) on bonds	8	6,453	3,127	3,326
Gross international profit	9	352,021	(51,405)	403,426
Net interest income	10	189,851	25,880	163,971
Net fees and commissions	11	81,022	5,243	75,779
Net trading income	12	35,450	(14,390)	49,840
Net other operating income	13	45,697	(68,138)	113,835

Gains (losses) on bonds	14	21,297	(80,395)	101,692
Expenses (excluding non-recurring losses)	15	(418,285)	(20,411)	(397,874)

Overhead ratio	16	56.0%	2.8%	53.2%
Personnel expenses	17	(166,582)	(4,784)	(161,798)
Non-personnel expenses	18	(225,057)	(15,444)	(209,613)
Taxes	19	(26,645)	(182)	(26,463)

Banking profit (before provision for general reserve for possible loan losses)	20	328,272	(22,415)	350,687

Gains (losses) on bonds	21	27,751	(77,267)	105,018
Core banking profit (20-21)	22	300,520	54,851	245,669

excluding gains (losses) on cancellation of investment trusts	23	269,473	35,425	234,048

Provision for general reserve for possible loan losses	24	-	92,275	(92,275)
Banking profit	25	328,272	69,861	258,411
Non-recurring gains (losses)	26	87,549	154,987	(67,438)
Credit costs	27	(3,112)	33,221	(36,333)
Gains on reversal of reserve for possible loan losses	28	16,904	16,904	-
Recoveries of written-off claims	29	11,158	11,138	20
Gains (losses) on stocks	30	57,614	23,364	34,250
Other non-recurring gains (losses)	31	4,985	70,360	(65,375)

Ordinary profit	32	415,822	224,849	190,973

Extraordinary gains (losses)	33	(2,859)	(1,206)	(1,653)
Gains (losses) on disposal of fixed assets	34	265	108	157
Losses on impairment of fixed assets	35	(3,124)	(1,314)	(1,810)
Income before income taxes	36	412,963	223,643	189,320
Income taxes - current	37	(89,809)	(23,980)	(65,829)
Income taxes - deferred	38	(36,935)	(57,857)	20,922

Net income	39	286,218	141,805	144,413

Total credit cost (24+27+28+29)	40	24,949	153,538	(128,589)
Provision for general reserve for possible loan losses	41	9,733	102,008	(92,275)
Write-off of loans	42	(102)	20,802	(20,904)
Provision for specific reserve for possible loan losses	43	7,176	16,826	(9,650)
Losses on sales of delinquent loans	44	(3,010)	2,768	(5,778)
Provision for loan loss reserve for specific overseas countries	45	(5)	(5)	(0)
Recoveries of written-off claims	46	11,158	11,138	20

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
	Three months ended Jun. 30, 2021	Three months ended Sep. 30, 2021		Change
Yield on interest earning assets (A)			0.76	0.03	0.73
Interest earned on loans and bills discounted (C)	0.85	0.85	0.85	0.02	0.83
Interest earned on securities			0.71	0.11	0.60
Total cost of funding (including expenses) (B)			0.45	(0.05)	0.50
Cost of interest bearing liabilities			0.02	(0.00)	0.02
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.00)	0.00
Interest paid on other liabilities			0.12	(0.03)	0.15
Expense ratio			0.43	(0.05)	0.48
Overall interest spread (A) - (B)			0.31	0.08	0.23
Interest spread (C) - (D)	0.85	0.85	0.85	0.02	0.83

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.86	0.86	0.86	0.00	0.86
Interest spread (E) - (D)	0.86	0.86	0.86	0.00	0.86

3. Gains (losses) on securities

SMBC non-consolidated					(Millions of yen)
			Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
				Change
Gains (losses) on bonds			27,751	(77,267)	105,018
Gains on sales			37,863	(73,865)	111,728
Losses on sales			(10,092)	(3,554)	(6,538)
Gains on redemption			0	0	0
Losses on redemption			(19)	153	(172)
Losses on devaluation			-	-	-

Gains (losses) on stocks			57,614	23,364	34,250
Gains on sales			86,255	32,766	53,489
Losses on sales			(3,855)	(1,099)	(2,756)
Losses on devaluation			(24,786)	(8,304)	(16,482)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Sep. 30, 2021					Mar. 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	22,300	(9)	51	13	22	22,300	(60)

Other securities	2	36,089,615	3,072,234	140,404	3,239,347	167,112	36,411,230	2,931,830

Stocks	3	3,769,759	2,364,460	108,823	2,391,488	27,028	3,693,283	2,255,637

Bonds	4	17,042,115	11,713	3,681	28,200	16,486	17,655,237	8,032

Japanese government bonds	5	13,446,047	(11,779)	2,295	433	12,213	14,293,610	(14,074)

Others	6	15,277,741	696,061	27,902	819,658	123,597	15,062,708	668,159

Foreign bonds	7	12,169,237	(19,064)	(20,406)	93,576	112,641	12,110,092	1,342

Other money held in trust	8	309	-	-	-	-	309	-

Total	9	36,112,225	3,072,225	140,456	3,239,360	167,134	36,433,840	2,931,769

Stocks	10	3,769,759	2,364,460	108,823	2,391,488	27,028	3,693,283	2,255,637

Bonds	11	17,064,415	11,704	3,732	28,213	16,508	17,677,537	7,972

Others	12	15,278,051	696,061	27,902	819,658	123,597	15,063,018	668,159

SMBC non-consolidated								(Millions of yen)
		Sep. 30, 2021					Mar. 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(9)	51	13	22	22,300	(60)

Stocks of subsidiaries and affiliates	14	4,730,126	(992)	119,177	595	1,588	4,239,133	(120,169)

Other securities	15	32,529,226	2,512,734	119,632	2,671,599	158,864	33,009,866	2,393,102

Stocks	16	3,570,473	2,282,498	107,754	2,308,142	25,644	3,509,647	2,174,744

Bonds	17	16,940,837	11,620	3,705	28,071	16,451	17,571,190	7,915

Japanese government bonds	18	13,441,047	(11,779)	2,295	433	12,212	14,288,609	(14,074)

Others	19	12,017,915	218,616	8,174	335,385	116,769	11,929,029	210,442

Foreign bonds	20	9,482,413	(53,546)	(12,865)	52,583	106,130	9,516,268	(40,681)

Total	21	37,281,653	2,511,732	238,859	2,672,208	160,475	37,271,300	2,272,873

Stocks	22	4,034,202	2,283,093	107,587	2,308,738	25,644	3,972,906	2,175,506

Bonds	23	16,963,137	11,611	3,756	28,084	16,473	17,593,490	7,855

Others	24	16,284,312	217,027	127,515	335,385	118,357	15,704,903	89,512

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	The net unrealized gains (losses) are measured based on market prices of the securities as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
		Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 1,106 million yen and gains of 399 million yen were recognized in the statements of income for the six months ended September 30, 2021 and for the year ended March 31, 2021 respectively.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Sep. 30, 2021					Mar. 31, 2021

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	7,783.1	5,569.9	2,766.8	843.4	16,963.1	6,078.0	8,260.0	2,411.8	843.6	17,593.5
Japanese government bonds	7,548.9	3,933.5	1,658.1	300.5	13,441.0	5,896.8	6,671.5	1,418.5	301.8	14,288.6
Japanese local government bonds	4.9	258.0	669.2	11.9	944.0	7.2	206.7	528.9	12.2	754.9
Japanese corporate bonds	229.3	1,378.4	439.5	531.0	2,578.1	174.1	1,381.9	464.4	529.6	2,550.0

Others	1,994.6	2,108.9	3,660.3	2,264.9	10,028.6	2,128.4	3,818.5	1,863.0	2,363.2	10,173.1

Total	9,777.7	7,678.7	6,427.1	3,108.3	26,991.7	8,206.4	12,078.5	4,274.8	3,206.8	27,766.6

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2021				Mar. 31, 2021

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	6,432.5	17,383.2	7,414.7	31,230.4	6,047.3	17,230.0	8,448.7	31,726.0
Receivable floating rate / payable fixed rate	1,116.7	6,424.2	6,506.7	14,047.7	959.1	4,338.3	6,305.1	11,602.5

Total	7,549.2	23,807.4	13,921.5	45,278.1	7,006.3	21,568.3	14,753.8	43,328.5

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		At the beginning of FY3/2022		At the beginning of FY3/2021
			Change
Fair value of plan assets	(A)	1,627,741	308,966	1,318,775
Projected benefit obligation	(B)	1,097,541	(26,438)	1,123,979
Net surplus (deficit)	(A-B)	530,200	335,405	194,795
Net defined benefit asset		565,534	334,961	230,573
Net defined benefit liability		35,334	(443)	35,777

Measurements of defined benefit plans (before tax effect deduction)		(185,025)	(313,110)	128,085
	Unrecognized prior service cost (deductible from the obligation)	(21,653)	(21,494)	(159)
	Unrecognized net actuarial gain (loss)	(163,372)	(291,617)	128,245
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
			Change
Retirement benefit expenses		(6,985)	(16,074)	9,089
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2022		At the beginning of FY3/2021
			Change
Projected benefit obligation	(A)	949,274	(35,825)	985,099
<Discount rate>		<0.42%>	<0.14%>	<0.28%>
Fair value of plan assets	(B)	1,504,648	299,342	1,205,306
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	366,298	21,817	344,481
Unrecognized prior service cost (deductible from the obligation)	(E)	(21,652)	(21,652)	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(167,423)	(291,696)	124,273
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
			Change
Retirement benefit expenses		(16,431)	(18,525)	2,094
Service cost		10,735	(1,386)	12,121
Interest cost on projected benefit obligation		1,993	513	1,480
Expected returns on plan assets		(19,157)	(860)	(18,297)
Amortization of unrecognized prior service cost		(1,325)	(442)	(883)
Amortization of unrecognized net actuarial gain (loss)		(13,060)	(17,336)	4,276
Others		4,383	986	3,397

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes direct reduction of 105.1 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 3.2 billion yen, Potentially bankrupt borrowers: 1.6 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.3 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Risk-monitored loans

Consolidated					(Millions of yen, %)
	Sep. 30, 2021			Mar. 31, 2021

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	44,517	0.1	(24,935)	69,452	0.1
Non-accrual loans	420,150	0.5	(2,401)	422,551	0.5
Past due loans (3 months or more)	16,735	0.0	(49)	16,784	0.0
Restructured loans	370,000	0.4	(60,080)	430,080	0.5
Total	851,404	1.0	(87,464)	938,868	1.1

Total loans (period-end balance)	85,037,573	100.0	(95,165)	85,132,738	100.0

Amount of direct reduction	120,583		(4,721)	125,304

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2021			Mar. 31, 2021

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	44,125	0.1	(24,644)	68,769	0.1
Non-accrual loans	315,297	0.4	(18,124)	333,421	0.4
Past due loans (3 months or more)	5,524	0.0	(936)	6,460	0.0
Restructured loans	185,545	0.2	(16,756)	202,301	0.2
Total	550,491	0.7	(60,461)	610,952	0.7

Total loans (period-end balance)	82,073,805	100.0	136,080	81,937,725	100.0

Amount of direct reduction	82,107		(9,916)	92,023

10. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Sep. 30, 2021			Mar. 31, 2021

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	630,194	74.02	(28,823)	659,017	70.19
General reserve	489,861		(9,954)	499,815
Specific reserve	139,890		(19,057)	158,947
Loan loss reserve for specific overseas countries	442		188	254

Amount of direct reduction	159,159		(4,026)	163,185

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2021			Mar. 31, 2021

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	426,288	77.44	(30,117)	456,405	74.70
General reserve	342,507		(8,558)	351,065
Specific reserve	83,520		(21,564)	105,084
Loan loss reserve for specific overseas countries	260		6	254

Amount of direct reduction	105,120		(10,162)	115,282

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

 11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated			(Millions of yen, %)
	Sep. 30, 2021 (a)		Mar. 31, 2021 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	97,993	(30,119)	128,112
Doubtful assets	398,093	5,932	392,161
Substandard loans	385,647	(60,599)	446,246
Total (A)	881,733	(84,787)	966,520

Normal assets	99,581,057	1,421,892	98,159,165
Grand total (B)	100,462,791	1,337,105	99,125,686
NPL ratio (A/B)	0.88	(0.10)	0.98

			(Millions of yen)
	Sep. 30, 2021 (a)		Mar. 31, 2021 (b)
		(a) - (b)
Total coverage (C)	576,425	(63,955)	640,380
Reserve for possible loan losses (D)	187,383	(25,205)	212,588
Amount recoverable by guarantees, collateral and others (E)	389,042	(38,749)	427,791

			(%)
Coverage ratio (C) / (A)	65.37	(0.89)	66.26
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	115.59	3.14	112.45

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	38.03	(1.43)	39.46
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	127.91	5.58	122.33

SMBC non-consolidated			(Millions of yen, %)
	Sep. 30, 2021 (a)		Mar. 31, 2021 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	78,532	(34,165)	112,697
Doubtful assets	299,752	(6,584)	306,336
Substandard loans	191,069	(17,692)	208,761
Total (A)	569,353	(58,442)	627,795

Normal assets	96,763,831	1,337,085	95,426,746
Grand total (B)	97,333,185	1,278,643	96,054,542
NPL ratio (A/B)	0.58	(0.07)	0.65
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2021 (a)		Mar. 31, 2021 (b)
		(a) - (b)
Total coverage (C)	458,354	(54,606)	512,960
Reserve for possible loan losses* (D)	132,139	(25,852)	157,991
Amount recoverable by guarantees, collateral and others (E)	326,215	(28,754)	354,969
* Sum of general reserve for substandard loans and specific reserve

			(%)
Coverage ratio (C) / (A)	80.50	(1.21)	81.71
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	132.17	2.93	129.24

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	54.35	(3.56)	57.91
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	175.33	8.04	167.29

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2021 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2021	Amount of off-balancing	Mar. 31, 2021 (b)

Bankrupt and quasi-bankrupt assets	78.5	(34.2)	5.0	(39.2)	112.7

Doubtful assets	299.8	(6.6)	34.9	(41.5)	306.3

Total	378.3	(40.7)	39.9	(80.6)	419.0

Result of measures connected to off-balancing (*1)	67.8				96.5

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(1.9)
	Reconstructive disposition			(10.1)
	Improvement in debtors’ performance due to reconstructive disposition			(3.1)
	Loan sales to market			(29.4)
	Direct write-offs			16.2
	Others			(52.4)
		Collection / repayment, etc.		(39.0)
		Improvement in debtors’ performance		(13.3)

	Total			(80.6)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Sep. 30, 2021			Mar. 31, 2021
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	56,368,282	100.0	(541,148)	56,909,430	100.0
Manufacturing	8,220,244	14.6	(302,877)	8,523,121	15.0
Agriculture, forestry, fisheries and mining	260,355	0.5	(2,096)	262,451	0.5
Construction	727,420	1.3	(8,420)	735,840	1.3
Transportation, communications and public enterprises	5,456,770	9.7	159,434	5,297,336	9.3
Wholesale and retail	4,987,659	8.8	(73,742)	5,061,401	8.9
Finance and insurance	6,776,035	12.0	162,574	6,613,461	11.6
Real estate	8,279,905	14.7	253,126	8,026,779	14.1
Goods rental and leasing	2,099,445	3.7	(202,744)	2,302,189	4.0
Various services	4,604,815	8.2	(190,625)	4,795,440	8.4
Municipalities	525,353	0.9	(21,496)	546,849	1.0
Others	14,430,278	25.6	(314,279)	14,744,557	25.9
Overseas offices and Japan offshore banking accounts	25,705,522	100.0	677,227	25,028,295	100.0
Public sector	111,740	0.4	(20,476)	132,216	0.5
Financial institutions	2,141,123	8.3	143,884	1,997,239	8.0
Commerce and industry	21,669,060	84.3	730,609	20,938,451	83.7
Others	1,783,597	7.0	(176,790)	1,960,387	7.8
Total	82,073,805	-	136,080	81,937,725	-

Risk-monitored loans					(Millions of yen, %)
	Sep. 30, 2021			Mar. 31, 2021
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	355,826	100.0	(24,788)	380,614	100.0
Manufacturing	48,064	13.5	(14,438)	62,502	16.4
Agriculture, forestry, fisheries and mining	1,951	0.5	212	1,739	0.5
Construction	7,763	2.2	(303)	8,066	2.1
Transportation, communications and public enterprises	23,346	6.6	700	22,646	6.0
Wholesale and retail	71,929	20.2	1,524	70,405	18.5
Finance and insurance	6,327	1.8	(220)	6,547	1.7
Real estate	35,062	9.9	(3,874)	38,936	10.2
Goods rental and leasing	945	0.3	96	849	0.2
Various services	117,583	33.0	(7,096)	124,679	32.8
Municipalities	-	-	-	-	-
Others	42,851	12.0	(1,388)	44,239	11.6
Overseas offices and Japan offshore banking accounts	194,664	100.0	(35,673)	230,337	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	166,816	85.7	(40,458)	207,274	90.0
Others	27,848	14.3	4,786	23,062	10.0
Total	550,491	-	(60,461)	610,952	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

				(Millions of yen, %)
	Sep. 30, 2021			Mar. 31, 2021
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	367,888	64.8	(22,437)	390,325
Manufacturing	48,576	76.3	(17,574)	66,150
Agriculture, forestry, fisheries and mining	2,982	58.2	(738)	3,720
Construction	8,061	58.2	(184)	8,245
Transportation, communications and public enterprises	23,893	65.9	596	23,297
Wholesale and retail	72,889	66.8	1,516	71,373
Finance and insurance	11,415	61.7	4,775	6,640
Real estate	36,576	61.4	(3,925)	40,501
Goods rental and leasing	945	57.0	96	849
Various services	119,556	50.6	(5,626)	125,182
Municipalities	-	-	-	-
Others	42,989	100.0	(1,373)	44,362
Overseas offices and Japan offshore banking accounts	201,465	43.7	(36,005)	237,470
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	173,419	42.4	(40,673)	214,092
Others	28,046	58.6	4,668	23,378
Total	569,353	54.3	(58,442)	627,795

Notes:	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2021		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Consumer loans	11,843,271	(159,229)	12,002,500
Housing loans	11,101,856	(137,437)	11,239,293
Self-residential purpose	9,010,911	(70,780)	9,081,691
Other consumer loans	741,414	(21,793)	763,207
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2021		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Outstanding balance	32,809,834	(718,572)	33,528,406
Ratio to total loans	58.2	(0.7)	58.9

Note:  Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Sep. 30, 2021			Mar. 31, 2021
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,445,652	29.9	341,116	7,104,536	29.2
Indonesia	298,335	1.2	(17,928)	316,263	1.3
Thailand	765,870	3.1	(51,910)	817,780	3.4
Korea	345,924	1.4	43,300	302,624	1.2
Hong Kong	2,022,774	8.1	135,998	1,886,776	7.8
China	283,181	1.1	26,614	256,567	1.1
Taiwan	642,014	2.6	123,087	518,927	2.1
Singapore	1,665,107	6.7	35,449	1,629,658	6.7
India	639,651	2.6	21,038	618,613	2.5
Others	782,796	3.1	25,468	757,328	3.1
Oceania	1,779,507	7.1	(144,549)	1,924,056	7.9
Australia	1,684,657	6.7	(137,331)	1,821,988	7.5
Others	94,850	0.4	(7,218)	102,068	0.4
North America	7,991,409	32.1	200,339	7,791,070	32.0
United States	6,415,294	25.8	290,284	6,125,010	25.2
Others	1,576,115	6.3	(89,945)	1,666,060	6.8
Central and South America	1,643,222	6.6	166,071	1,477,151	6.1
Brazil	360,808	1.5	100,044	260,764	1.1
Panama	374,431	1.5	(27,382)	401,813	1.7
Others	907,983	3.6	93,409	814,574	3.3
Western Europe	3,965,200	15.9	70,606	3,894,594	16.0
United Kingdom	1,204,316	4.8	(53,126)	1,257,442	5.2
Ireland	456,413	1.8	35,143	421,270	1.7
Netherlands	674,380	2.7	(7,780)	682,160	2.8
Others	1,630,091	6.6	96,369	1,533,722	6.3
Eastern Europe	155,470	0.6	(25,976)	181,446	0.7
Russia	96,451	0.4	(28,821)	125,272	0.5
Others	59,019	0.2	2,845	56,174	0.2
Others	1,955,248	7.8	(10,816)	1,966,064	8.1

Total	24,935,708	100.0	596,791	24,338,917	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2021			Mar. 31, 2021
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	201,465	43.7	(36,005)	237,470
Asia	55,382	43.9	(5,424)	60,806
Oceania	4,561	20.2	3,435	1,126
North America	71,145	36.4	(17,527)	88,672
Central and South America	33,771	55.9	(11,323)	45,094
Western Europe	23,666	50.4	(1,539)	25,205
Eastern Europe	-	-	-	-
Others	12,938	65.4	(3,627)	16,565

Notes:	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	Six months ended		Six months ended
	Sep. 30, 2021 (a)	(a) - (b)	Sep. 30, 2020 (b)

Deposits	134,545,848	8,309,170	126,236,678

Domestic units	109,718,982	6,647,166	103,071,816

Loans	81,591,863	(1,366,354)	82,958,217

Domestic units	52,534,278	(1,256,585)	53,790,863
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Sep. 30, 2021		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Deposits	133,817,619	(867,963)	134,685,582
Domestic deposits (excluding Japan offshore banking accounts)	114,075,806	1,403,544	112,672,262

Individuals	54,750,405	1,338,799	53,411,606

Corporates	59,325,401	64,745	59,260,656

Loans	82,073,805	136,080	81,937,725
Domestic offices (excluding Japan offshore banking accounts)	56,368,282	(541,148)	56,909,430

Overseas offices and Japan offshore banking accounts	25,705,522	677,227	25,028,295
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Sep. 30, 2021		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Balance of investment trusts	2,822.6	203.5	2,619.1

Balance to individuals	2,266.1	163.9	2,102.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	Six months ended		Six months ended
	Sep. 30, 2021 (a)	(a) - (b)	Sep. 30, 2020 (b)
Sales of investment trusts to individuals	404.0	161.9	242.1

Sales of pension-type insurance to individuals	28.8	15.0	13.8

Sumitomo Mitsui Financial Group

   16. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Sep. 30, 2021	Change from Mar. 31, 2021	Mar. 31, 2021
(a) Total deferred tax assets	(b-c)	1	224.9	(22.6)	247.5
(b) Subtotal of deferred tax assets		2	483.2	(13.8)	497.0
Reserve for possible loan losses and write-off of loans		3	164.4	(13.2)	177.6
Taxable write-off of securities		4	248.1	39.1	209.0
Others		5	70.7	(39.7)	110.4
(c) Valuation allowance		6	258.3	8.8	249.5
(d) Total deferred tax liabilities		7	778.0	42.5	735.5
Net unrealized gains on other securities		8	710.8	43.2	667.6
Others		9	67.2	(0.7)	67.9

Net deferred tax assets	(a-d)	10	(553.1)	(65.1)	(488.0)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(718.4)	(32.2)	(686.2)
Others		12	165.3	(32.9)	198.2

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)

	FY3/2019	FY3/2020	FY3/2021	1H, FY3/2022
Income of final tax return before deducting operating loss carryforwards	497.2	540.5	546.5	306.5
Note: The figure for 1H, FY3/2022 was estimated in interim closing.

Sumitomo Mitsui Financial Group

 17. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2021 [Preliminary]		Mar. 31, 2021
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	18.28	(0.33)	18.61

(2) Tier 1 capital ratio (5) / (7)	16.85	(0.11)	16.96

(3) Common equity Tier 1 capital ratio (6) / (7)	15.92	(0.08)	16.00

(4) Total capital	12,563.1	273.8	12,289.3

(5) Tier 1 capital	11,577.4	378.1	11,199.3

(6) Common equity Tier 1 capital	10,938.9	376.2	10,562.8

(7) Risk weighted assets	68,689.4	2,681.4	66,008.0

(8) Required capital (7) X 8%	5,495.2	214.6	5,280.6

(9) Leverage Ratio	5.79	0.14	5.65

SMBC consolidated

(1) Total capital ratio	17.20	(0.52)	17.72

(2) Tier 1 capital ratio	15.56	(0.33)	15.89

(3) Common equity Tier 1 capital ratio	13.72	(0.26)	13.98

(4) Leverage Ratio	5.24	0.03	5.21

SMBC non-consolidated

(1) Total capital ratio	16.19	(0.77)	16.96

(2) Tier 1 capital ratio	14.52	(0.56)	15.08

(3) Common equity Tier 1 capital ratio	12.60	(0.49)	13.09

(4) Leverage Ratio	5.02	(0.03)	5.05

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2021		Six months ended Sep. 30, 2020
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	9.4	3.7	5.7

  Note:

ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 19. Earnings targets and dividends forecast for FY3/2022

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2022	FY3/2021 Result
Consolidated net business profit	1,120.0	1,084.0
Total credit cost	(200.0)	(360.5)
Ordinary profit	980.0	711.0
Profit attributable to owners of parent	670.0	512.8

SMBC non-consolidated		(Billions of yen)
	FY3/2022	FY3/2021 Result
Banking profit (before provision for general reserve for possible loan losses)	675.0	665.2
Total credit cost	(80.0)	(242.7)
Ordinary profit	660.0	436.1
Net income	460.0	338.0

(2) Dividends forecast
			(Yen)
	FY3/2022		FY3/2021
	Interim	Annual	Result
Dividend per share for common stock	105	210	190
Reference:			(Billions of yen)
	FY3/2022		FY3/2021
	Interim	Annual	Result
Total dividend	143.9	287.9	260.4

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen )
	Sep. 30, 2021		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	66,489,624	(2,382,612)	68,872,236

Call loans	2,429,867	(53,586)	2,483,453

Receivables under resale agreements	2,063,690	(501,018)	2,564,708

Receivables under securities borrowing transactions	1,848,579	260,766	1,587,813

Monetary claims bought	1,919,441	154,017	1,765,424

Trading assets	1,434,541	(1,013,874)	2,448,415

Securities	36,507,327	20,102	36,487,225

Loans and bills discounted	82,073,805	136,080	81,937,725

Foreign exchanges	3,199,259	1,150,688	2,048,571

Other assets	4,168,562	(122,776)	4,291,338

Tangible fixed assets	771,358	(9,445)	780,803

Intangible fixed assets	269,618	11,095	258,523

Prepaid pension cost	398,406	32,108	366,298

Customers’ liabilities for acceptances and guarantees	10,546,547	20,158	10,526,389

Reserve for possible loan losses	(426,288)	30,117	(456,405)

Reserve for possible losses on investments	-	115,791	(115,791)

Total assets	213,694,342	(2,152,390)	215,846,732

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Sep. 30, 2021		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Liabilities

Deposits	133,817,619	(867,963)	134,685,582

Negotiable certificates of deposit	11,978,248	(725,652)	12,703,900

Call money	911,296	239,774	671,522

Payables under repurchase agreements	10,028,802	(1,850,692)	11,879,494

Payables under securities lending transactions	602,720	51,343	551,377

Commercial paper	1,383,720	405,611	978,109

Trading liabilities	1,065,041	(1,283,191)	2,348,232

Borrowed money	25,658,616	832,734	24,825,882

Foreign exchanges	1,547,397	353,970	1,193,427

Bonds	1,046,297	(38,616)	1,084,913

Due to trust account	2,444,396	225,795	2,218,601

Other liabilities	3,711,326	139,811	3,571,515

Reserve for employee bonuses	12,094	(1,251)	13,345

Reserve for executive bonuses	-	(1,154)	1,154

Reserve for point service program	703	100	603

Reserve for reimbursement of deposits	7,049	(2,196)	9,245

Deferred tax liabilities	553,094	65,130	487,964

Deferred tax liabilities for land revaluation	29,338	(265)	29,603

Acceptances and guarantees	10,546,547	20,158	10,526,389

Total liabilities	205,344,311	(2,436,554)	207,780,865

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,162,092	251,698	2,910,394

Other retained earnings	3,162,092	251,698	2,910,394

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,940,590	251,698	2,688,892

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,497,640	251,698	6,245,942

Net unrealized gains (losses) on other securities	1,801,553	82,262	1,719,291

Net deferred gains (losses) on hedges	25,250	(49,891)	75,141

Land revaluation excess	25,587	95	25,492

Total valuation and translation adjustments	1,852,390	32,466	1,819,924

Total net assets	8,350,031	284,165	8,065,866

Total liabilities and net assets	213,694,342	(2,152,390)	215,846,732

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	Six months ended Sep. 30, 2021 (a)		Six months ended Sep. 30, 2020 (b)
		(a) - (b)
Ordinary income	1,122,978	(55,960)	1,178,938

Interest income	634,201	(67,746)	701,947

Interest on loans and discounts	446,218	(47,835)	494,053

Interest and dividends on securities	141,269	1,358	139,911

Trust fees	983	84	899

Fees and commissions	267,567	26,502	241,065

Trading income	35,637	(14,499)	50,136

Other operating income	65,046	(61,820)	126,866

Other income	119,542	61,520	58,022
Ordinary expenses	707,155	(280,809)	987,964

Interest expenses	145,619	(120,715)	266,334

Interest on deposits	17,471	(40,507)	57,978

Fees and commissions payments	100,679	3,753	96,926

Trading losses	-	(343)	343

Other operating expenses	10,578	1,830	8,748

General and administrative expenses	407,420	3,508	403,912

Other expenses	42,856	(168,842)	211,698

Ordinary profit	415,822	224,849	190,973

Extraordinary gains	1,135	765	370

Extraordinary losses	3,994	1,970	2,024

Income before income taxes	412,963	223,643	189,320

Income taxes - current	89,809	23,980	65,829

Income taxes - deferred	36,935	57,857	(20,922)

Total income taxes	126,745	81,839	44,906

Net income	286,218	141,805	144,413

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2021								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,688,892	(210,003)	6,245,942

Changes in the period

Cash dividends						(34,424)		(34,424)

Net income						286,218		286,218

Reversal of land revaluation excess						(95)		(95)
Net changes in items other than stockholders’ equity in the period

Net changes in the period						251,698		251,698

Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,940,590	(210,003)	6,497,640

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,719,291	75,141	25,492	1,819,924	8,065,866

Changes in the period

Cash dividends					(34,424)

Net income					286,218

Reversal of land revaluation excess					(95)
Net changes in items other than stockholders’ equity in the period	82,262	(49,891)	95	32,466	32,466

Net changes in the period	82,262	(49,891)	95	32,466	284,164
Balance at the end of the period	1,801,553	25,250	25,587	1,852,390	8,350,031

Note: Amounts less than 1 million yen are rounded down.